Exhibit 99.1

Chi-Med Reports 2020 Interim Results and Provides Updates on Key Clinical Programs

– Strong global pipeline progress – three U.S. FDA1 Fast Track Designations; surufatinib U.S. NDA2 preparations underway; and initiation of global Phase III for fruquintinib –

– Two further NDAs submitted in China – savolitinib in MET3 Exon 14 skipping mutation NSCLC4, and surufatinib in pancreatic NET5 –

– Expansion of commercial activities in oncology – Chi-Med to be responsible for medical detailing and marketing for Elunate® throughout Mainland China starting October 2020 –

– Company to Host Results Call & Webcast Today at 1 p.m. BST / 8 a.m. EDT / 8 p.m. HKT –

Hong Kong, Shanghai & Florham Park, NJ: Thursday, July 30, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM), an innovation-driven, commercial-stage biopharmaceutical company, today announces its unaudited financial results for the six months ended June 30, 2020 and provides updates on key clinical and commercial developments.

“During the first half of 2020, we continued to build our fully integrated business in China, from research and development to manufacturing and commercialization and sales, with a focus on oncology,” said Mr. Simon To, Chairman of Chi-Med. “NDAs for surufatinib and savolitinib are currently under review by the China NMPA6 and we are now preparing for multiple potential launches employing our newly-established commercial organization in oncology, covering all provinces in Mainland China.”

“We are also one of a few China-based biotech companies working to realize the global potential of our home-grown innovative drug candidates,” he added. “We currently have nine novel drug candidates in clinical trials, many with global potential, and an additional five drug candidates at the IND7-enabling stage.”

“Over the past three years, we have significantly expanded our international development footprint and, in the first half of 2020, locked in global registration strategies for surufatinib and fruquintinib, while our global partnership with AstraZeneca8 is approaching the same for savolitinib. A deep pipeline of unpartnered earlier-stage oncology assets follows, with most notably, global development of our Syk9 and PI3Kδ10 assets progressing well and our IDH 1/211 inhibitor expected to start Phase I in the United States this year.”

“We believe that the anticipated launches of multiple innovative oncology drugs over the next twelve to eighteen months will address a broad range of unmet medical needs and benefit a large number of patients globally, propelling Chi-Med into a new phase of growth.”

FIRST HALF 2020 OPERATING HIGHLIGHTS

Set out below are some of Chi-Med’s operating highlights so far this year. For more details, please refer to “Operations Review” below.

I.PREPARING TO LAUNCH MULTIPLE ONCOLOGY DRUGS IN CHINA

Savolitinib – NDA submitted for potential first-in-class selective MET TKI12 in China:

●	NDA accepted by NMPA in MET Exon 14 skipping mutation NSCLC: presented positive results at ASCO[13] from a registration study in MET Exon 14 skipping mutation NSCLC demonstrating 49.2% ORR[14], 93.4% DCR[15] and 9.6 months DoR[16] in efficacy evaluable patients, underpinning the NDA acceptance in May 2020 and subsequent grant of Priority Review status in July 2020.

Surufatinib – Two NDAs with first China launch in NET planned for late 2020:

●	Progressed non-pancreatic NET NDA: Supported by the positive SANET-ep Phase III and submitted in late 2019, the NMPA NDA review process is on-track, and we continue to plan for launch in late 2020;
●	Submitted Pancreatic NET NDA: Following positive interim analysis and early termination of SANET-p Phase III, an NDA for pancreatic NET has been submitted in China, which we anticipate may be accepted in the near term;
●	Progressed to Phase II for Tuoyi® combination: Initiated a Phase II in early 2020 in eight solid tumor indications for surufatinib plus Tuoyi®, a China-approved PD-1[17] antibody from Junshi[18]. Data presented at AACR[19], shows the combination is well tolerated with encouraging activity, ORR 64% and DCR 100% in efficacy evaluable patients at the RP2D20; and
●	Initiated Tyvyt® PD-1 combination: In July 2020, Innovent[21] initiated a Phase I combining surufatinib with their China-approved PD-1 monoclonal antibody, Tyvyt®.

Fruquintinib – Commercial progress on Elunate® (fruquintinib capsules):

●	174% overall increase in Elunate® prescriptions[22] during the first half of 2020: Inclusion in the 2020 National Reimbursement Drug List (“NRDL”) has led to a major increase in access. In-market sales, as provided by Lilly[23], were $14.0 million[24] (H1-19: $11.4m) during the first half of 2020;
●	Chi-Med to commercialize Elunate® in China beginning in October 2020: In July 2020, an agreement was reached with Lilly that Chi-Med will commence medical detailing and marketing activities for Elunate® across all of China effective October 1, 2020;
●	Phase III interim analysis in second-line gastric cancer: In June 2020, following the second and final interim analysis for futility of the FRUTIGA study in China the IDMC[25] recommended to continue the study. FRUTIGA is expected to complete enrollment in late 2020 or early 2021; and
●	Expanded Tyvyt® PD-1 combination: Phase I dose escalation for the fruquintinib and Tyvyt® combination completed in July 2020. A Phase Ib expansion study at the RP2D is underway in China targeting five solid tumor indications.

Established in-house oncology commercial organization – Team now in place for imminent launches:

●	An in-house oncology commercial organization has now been established with over 320 staff, versus about 90 at the start of 2020, in order to support the potential launch of surufatinib in China and commercialization of Elunate®.
II.	REALIZING THE GLOBAL POTENTIAL OF OUR LATE STAGE ONCOLOGY ASSETS

Surufatinib – U.S. NDA under preparation:

●	Secured FDA Fast Track Designations: FDA granted Fast Track Designations for both pancreatic NET and non-pancreatic NET in April 2020;
●	Positive U.S. NET bridging study: Presented results at ASCO from the U.S. Phase Ib NET study in June 2020, reporting 100% DCR in heavily pre-treated pancreatic-NET and non-pancreatic NET patients;
●	Agreed U.S. NDA submission pathway: In May 2020, agreed with FDA that the two pivotal NET studies in China, along with existing data from the U.S. bridging study, could support an NDA submission. Now planning a U.S. NDA rolling submission from late 2020 into early 2021;
●	U.S. commercial launch strategy: Work underway to establish U.S. launch readiness for late 2021;

●	Progressed European regulatory discussions: Engaging extensively with European regulatory authorities, targeting MAA[26] submission for NET during 2021; and
●	BeiGene[27] global PD-1 collaboration: Entered into a clinical collaboration in May 2020 to explore the combination of surufatinib with BeiGene’s PD-1 antibody, tislelizumab, in the U.S.

Fruquintinib – global Phase III registration study in CRC28 underway:

●	Secured FDA Fast Track Designation: Granted in June 2020 for patients with metastatic CRC;
●	Initiated FRESCO-2 global Phase III registration study in CRC: Following study design endorsement by the FDA, EMA[29] and PMDA[30], we initiated the global Phase III registration study in metastatic CRC. Enrollment of over 500 patients in ~130 sites in 10 countries targeted to complete in late 2021; and
●	BeiGene and Innovent global PD-1 collaborations: Entered into a clinical collaboration with BeiGene in the U.S., Europe, China and Australia in May 2020 to explore the combination of fruquintinib and tislelizumab. Our work with Innovent has now established the RP2D for the fruquintinib and Tyvyt® combination and a U.S. IND is planned for late 2020.

Savolitinib – AstraZeneca collaboration making progress in lung and kidney cancer:

●	SAVANNAH interim analysis – In late July 2020, AstraZeneca and Chi-Med conducted a first internal interim analysis for the SAVANNAH global Phase II study of the savolitinib plus Tagrisso combination in EGFR mutation positive TKI refractory NSCLC patients. Early interim efficacy and safety data is now under review. The enrollment of the SAVANNAH study continues apace in 13 countries;
●	Encouraging efficacy in MET-driven PRCC[31]: In June 2020, we presented data at ASCO for SAVOIR, a Phase III study of savolitinib versus sunitinib. Savolitinib demonstrated encouraging efficacy compared to sunitinib with a 27% versus 7% ORR, a trend toward benefit in PFS[32] and an improvement in OS33 with tolerability advantages; and
●	Preliminary signal for savolitinib/Imfinzi® (PD-L134) combination in all PRCC: In February 2020, we presented data from the CALYPSO Phase II study at ASCO GU35 showing the combination was tolerable and associated with durable efficacy, with a 12.3 month median OS.
III.	INVESTING IN THE FUTURE – EARLY PIPELINE
●	Non-Hodgkin’s lymphoma (“NHL”): Advanced Phase Ib expansion of both of our NHL assets, HMPL-523 (Syk) and HMPL-689 (PI3Kδ) in China. We expect these studies to inform our China registration study decisions in 2020. In the U.S. and Europe, we continued to expand development of HMPL-523 and HMPL-689, with over twenty Phase I sites now enrolling;
●	HMPL-453 – selective FGFR[36] 1/2/3 inhibitor: We initiated a Phase II study in advanced malignant mesothelioma in China in March 2020, with a second Phase II, in Cholangiocarcinoma, in planning;
●	HMPL-306 – IDH 1/2 dual inhibitor: In late July 2020, we dosed our first patient in a Phase I study in China with our ninth in-house discovered asset, HMPL-306; and
●	Five additional novel drug candidates in oncology are currently progressing through IND-enabling studies and are anticipated to reach the clinic over the next twelve to eighteen months.
IV.	UPDATE ON THE IMPACT OF COVID-19
●	Working to effectively manage COVID-19 challenges: The COVID-19 outbreak initially posed some challenges to our operations resulting from restrictions in travel. Our teams adapted quickly and have been able to minimize the effect across our businesses thus far. We will continue to closely monitor the evolving situation. At this stage, we are unable to assess the long-term effect of the outbreak, if any.

KEY EVENTS PLANNED FOR BALANCE 2020 & EARLY 2021

CHINA EVENTS: A FULLY INTEGRATED ONCOLOGY BUSINESS IN CHINA
Fruquintinib

•

Elunate® China commercialization – Chi-Med to assume medical detailing and marketing activities for Elunate® in all China on October 1, 2020; and

•

Enrollment completion of FRUTIGA Phase III – complete enrollment of China registration study in second-line gastric cancer.

Surufatinib

•

Presentation of SANET-p Phase III data – pancreatic NET patients study at ESMO[37] 2020 conference;

•

Acceptance of NDA in pancreatic NET – following recent NDA submission based on positive SANET-p Phase III interim analysis;

•

Phase II/III interim analysis – for futility in second-line BTC[38] in China; and

•

Potential NDA approval and launch for non-pancreatic NET – first un-partnered oncology drug launch for Chi-Med in China.

Savolitinib

•

Potential NDA approval and launch for NSCLC – monotherapy in MET Exon 14 skipping mutation NSCLC. If approved, this will be the first approval worldwide and the first selective c-MET TKI approval in China. Material milestone triggering event.

Early-stage Assets

•

HMPL-689 (PI3Kδ) Phase I/Ib NHL data – potential presentation of China data at major scientific conference;

•

HMPL-689 (PI3Kδ) – Potential registration study start – in indolent NHL in China;

•

HMPL-523 (Syk) – Potential registration study start – in indolent NHL in China; and

•

HMPL-523 (Syk) – completion of dose escalation in ITP[39].

GLOBAL EVENTS: REALIZING THE GLOBAL POTENTIAL OF OUR ONCOLOGY ASSETS
Fruquintinib

•

Global Phase III study (FRESCO-2) – expansion of registration study in CRC in 10 countries including the U.S., Europe and Japan; and

•

Presentation of U.S. Phase Ib data – preliminary data from study of third and later line CRC patients at ESMO 2020 conference.

Surufatinib	• U.S. NDA submission for pancreatic- and non-pancreatic NET – U.S. NDA rolling submission beginning in late 2020 through early 2021.
Savolitinib

•

Internal interim analyses on SAVANNAH – Complete the review of the first internal interim analysis and conduct further interim analysis to inform regulatory strategy;

•

Potential endorsement of global Phase III in kidney cancer – savolitinib monotherapy in MET-driven PRCC;

•

Potential endorsement of global Phase III in NSCLC – Tagrisso® combination in EGFRm[40] positive, MET positive, NSCLC. Material milestone triggering event;

•

Potential endorsement of global registration study in NSCLC – savolitinib in MET Exon 14 skipping mutation NSCLC; and

•

Enrollment completion of SAVANNAH – AstraZeneca to complete enrollment of Phase II study, with registration potential, of savolitinib/Tagrisso® combination.

Early-stage Assets

•

HMPL-523 (Syk) – Global Phase Ib expansion – in indolent NHL in the U.S. and Europe;

•

HMPL-306 (IDH 1/2) – U.S. IND submission and initiation of Phase I; and

•

HMPL-689 (PI3Kδ) – Global Phase Ib expansion – in indolent NHL in the U.S. and Europe.

FINANCIAL HIGHLIGHTS

The items below are selected financial data for the six months ended June 30, 2020. All dollars are expressed in U.S. dollar currency unless otherwise stated. For more details, please refer to “Financial Review”, “Operations Review” and “Interim Unaudited Condensed Consolidated Financial Statements” below.

OVERALL GROUP:

●	Group revenue of $106.8 million (H1-19: $102.2m);
●	Net loss attributable to Chi-Med of $49.7 million (H1-19: net loss of $45.4m);
●	Adjusted Group (non-GAAP) net cash flows excluding financing activities was -$32.5 million (H1-19: -$34.2m). Cash from our Commercial Platform, as well as cash received from our multi-national partners, continued to offset a substantial portion of our R&D41 expenses;
●	Recent financing activity strengthens cash position. We held cash, cash equivalents and short-term investments of $281.0 million as of June 30, 2020 (December 31, 2019: $217.2m). In early July 2020, we completed a private placement to General Atlantic[42], raising an additional $100.0 million in gross proceeds, to further strengthen our cash position; and
●	Additional unutilized bank facilities of $119.3 million (December 31, 2019: $119.3m) and bank borrowings of $26.8 million (December 31, 2019: $26.8m).

INNOVATION PLATFORM (our R&D operations):

●	Consolidated revenue was $7.8 million (H1-19: $7.3m) mainly from service fee payments from AstraZeneca and Lilly; and
●	Net loss from our Innovation Platform attributable to Chi-Med of $73.6 million (H1-19: net loss of $67.1m) resulting from expansion in the development of our nine novel drug candidates, with five now in global development, and establishment of scaled international clinical and regulatory operations.

COMMERCIAL PLATFORM (our commercial operations):

●	Total consolidated sales up 4% (9% at CER43) to $99.0 million (H1-19: $94.9m) mainly due to continued progress on our Prescription Drugs subsidiary Hutchison Sinopharm[44] as well as manufacturing revenues and royalties from Elunate®;
●	Total consolidated net income from our Commercial Platform attributable to Chi-Med up 14% (19% at CER) to $35.5 million (H1-19: $31.0m), strong performance despite the limitations posed by COVID-19 underpinned by the growing profits of our Prescription Drugs operations in China; and
●	Guangzhou land compensation: In June 2020, our 50/50 joint venture, HBYS[45], entered into an agreement with the Guangzhou government for the return of an unused piece of land in return for cash compensation of up to $95 million. HBYS will receive compensation in stages over a period of approximately one year. The first $24.1 million payment was received by HBYS in late June 2020 and the return will be recorded in Chi-Med’s statement of operations in H2 2020.

FINANCIAL GUIDANCE

During the first half of 2020, we performed in-line with published guidance, with dividends from our Commercial Platform offsetting a material portion of our R&D expenses as expected.

Over the balance of 2020, cash investments will rise in a number of areas including: several major global clinical and regulatory activities such as the global FRESCO-2 Phase III for fruquintinib and the submission of the U.S. NDA for surufatinib; the first phase of construction of our new large-scale oncology manufacturing facility in Shanghai; and expansion of our commercial activities in oncology in China, specifically our new commercial role on Elunate® and preparation for the surufatinib launch.

We assume at this stage that the financial impact of the COVID-19 outbreak will not be material to the Group. Since we cannot predict how the situation will evolve, we will monitor and adjust if needed, as new material information emerges. We therefore provide unchanged Financial Guidance for 2020 below.

	H1 2020	2020 Current	Adjustments
	Actual	Guidance	vs. Previous Guidance
Adjusted (non-GAAP) Innovation Platform segment operating loss	$(81.2) million	$(180) – (210) million	nil
Adjusted (non-GAAP) Group net cash flows excluding financing activities	$(32.5) million	$(140) – (160) million	nil

Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Innovation Platform segment operating loss, adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

-----

Conference Call and Audio Webcast Presentation Scheduled Today at 1 p.m. BST / 8 a.m. EDT / 8 p.m. HKT –  Investors may participate in the call as follows: +44 20 3194 0569 (U.K.) / +1 646 722 4977 (U.S.) / +852 3027 6500 (Hong Kong), or access a live audio webcast of the call via Chi-Med’s website at www.chi-med.com/investors/event-information/.

Additional dial-in numbers are also available at Chi-Med’s website. Please use participant access code “54962123#.”

-----

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

CONTACTS

1
Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “Chi-Med,” “Chi-Med Group,” “we,” “us,” and “our,” mean Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the impact of the COVID-19 pandemic or other health crises in China or globally; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that Chi-Med obtained from industry publications and reports generated by third-party market research firms. Although Chi-Med believes that the publications, reports and surveys are reliable, Chi-Med has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Ends

FINANCIAL REVIEW

Chi-Med Group revenue for the six months ended June 30, 2020 was $106.8 million (H1-19: $102.2m). Revenue from the Commercial Platform increased to $99.0 million (H1-19: $94.9m) driven mainly by our Prescription Drugs business which included manufacturing revenue and royalties from the commercial sale of Elunate® as well as increased sales by our Hutchison Sinopharm business. Revenue from the Innovation Platform was $7.8 million in the first half of 2020 (H1-19: $7.3m).

Group revenues do not include the revenues of our two large-scale, 50/50 joint ventures in China, SHPL46 (Prescription Drugs) and HBYS (Consumer Health), since these are accounted for using the equity method.

In the first half of 2020, our Commercial Platform, which is a material source of profit and cash flow for Chi-Med, recorded a segment operating profit of $37.3 million (H1-19: $34.1m). Profit growth was primarily driven by the strong performance of SHPL, which effectively navigated challenges from COVID-19 and the discontinuation of distribution rights for Seroquel® in May 2019. Increased manufacturing revenue and royalties from Elunate® also contributed, while the weakening of the RMB against the U.S. dollar in the first half of 2020 reduced the operating profit of our Commercial Platform in U.S. dollar terms by about 5%.

The Innovation Platform incurred a segment operating loss of $73.4 million47 (H1-19: operating loss of $67.2m) as a result of the expansion of discovery activities, clinical pipeline development and related organizational growth.

Net corporate unallocated operating loss, primarily Chi-Med Group overhead and operating costs, increased to $9.7 million (H1-19: $7.3m) mainly due to expanded administrative expenses and a lower level of interest income as a result of the decline in market interest rates.

Consequently, Chi-Med Group’s operating loss was $45.7 million (H1-19: operating loss of $40.3m).

The aggregate of interest and income tax expenses of the Chi-Med Group, as well as net income attributable to non-controlling interests was $4.0 million (H1-19: $5.0m).

The resulting total Group net loss attributable to Chi-Med was $49.7 million (H1-19: net loss of $45.4m).

As a result, Group net loss attributable to Chi-Med in the first half of 2020 was $0.07 per ordinary share / $0.36 per American depositary share, which was unchanged from the first half of 2019.

Cash and Financing

Cash inflows from our Commercial Platform, as well as our R&D collaborations with AstraZeneca and Lilly, offset a material portion of our R&D expense. As a result, total Chi-Med Adjusted (non-GAAP) Group net cash flows excluding financing activities was -$32.5 million (H1-19: -$34.2m) despite the aforementioned $73.4 million Innovation Platform segment operating loss.

The Chi-Med Group held cash, cash equivalents and short-term investments of $281.0 million as of June 30, 2020 (December 31, 2019: $217.2m). Subsequently, in early July 2020, we completed a private placement with General Atlantic raising an additional $100.0 million in gross proceeds, to further strengthen our cash position.

Outstanding Chi-Med Group level bank loans as of June 30, 2020 amounted to $26.8 million (December 31, 2019: $26.8m) and additional unutilized bank facilities available to the Group totaled $119.3 million (December 31, 2019: $119.3m).

The primary source of cash to the Chi-Med Group from our Commercial Platform are dividends from our two non-consolidated Commercial Platform joint ventures, SHPL and HBYS.  During the first half of 2020, the Chi-Med Group received dividends of $35.3 million (H1-19: $18.2m) from SHPL and HBYS. As of June 30, 2020, SHPL and HBYS held $103.3 million (December 31, 2019: $62.7m) in cash and cash equivalents with no outstanding bank loans.

OPERATIONS REVIEW

We are an innovative, commercial-stage biopharmaceutical company based in China aiming to become a fully integrated global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.

INNOVATION PLATFORM

Our Innovation Platform is a comprehensive drug discovery and development operation, with a large team of about 550 scientists and staff (December 31, 2019: ~500) in China and at our international operation in New Jersey. Currently, we have nine self-discovered drug candidates in clinical trials, with five in global clinical development.

PRODUCT PIPELINE PROGRESS

SAVOLITINIB

Savolitinib is an oral, potent, and highly selective small molecule inhibitor of MET, a receptor tyrosine kinase which has been shown to function abnormally in many types of solid tumors promoting tumor growth, angiogenesis, and metastasis. In global partnership with AstraZeneca, savolitinib has been studied in over 1,000 patients to date, both as a monotherapy and in combinations. In clinical studies it has shown promising clinical efficacy in patients with MET gene alterations in multiple tumor types with an acceptable safety profile.

Savolitinib – Lung cancer:

MET is a prime target in NSCLC. The table below shows a summary of the clinical studies for savolitinib in lung cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	MET Exon 14 skipping	China	II Registration	NDA accepted	NCT02897479
Savolitinib	MET Exon 14 skipping	Global	Registration	In planning	N/A
Savolitinib + Tagrisso®	SAVANNAH: 2L/3L EGFRm+; Tagrisso® refractory; MET+	Global	II Registration potential	Enrolling	NCT03778229
Savolitinib + Tagrisso®	2L/3L EGFRm+; Tagrisso® refractory; MET+	Global	III	In planning	N/A

NDA accepted in MET Exon 14 skipping mutation NSCLC (NCT02897479) – It is estimated that 2-3% of NSCLC patients have MET Exon 14 skipping mutation, which leads to poor prognosis. In late 2019, we completed a 70 patient Phase II registration study that formed the basis for NDA which was accepted by the China NMPA in May 2020.

Results of the Phase II study were presented at ASCO in June 2020 and showed that as of the March 31, 2020 data cut off, ORR was 49.2% and DCR was 93.4% in 61 efficacy evaluable patients. Median DoR was 9.6 months (95% confidence interval [“CI”] 5.5–not reached [“NR”]) with maturity of 40%. Median PFS was 6.9 months (95% CI 4.2–19.3) with maturity of 50%. Median OS was 14.0 months (95% CI: 9.7–NR) with maturity of 46%. A total of 36% of patients in the Phase II study harbored pulmonary sarcomatoid carcinoma with Exon 14 skipping mutation, a particularly aggressive sub-type of NSCLC. Treatment naïve patients accounted for 40% of the treated patients (mostly those unfit to receive first line chemotherapy) while the remainder had received prior treatments. Clinical data demonstrated an acceptable safety profile with a low adverse event (“AE”) related discontinuations rate of 14.3%.

AstraZeneca and Chi-Med continue to explore the global development pathway for savolitinib in MET Exon 14 skipping mutation NSCLC.

EGFR48 TKI-resistance in NSCLC – MET-amplification is a major mechanism for acquired resistance to both first generation EGFR TKIs, such as Iressa® and Tarceva®, as well as third-generation EGFR TKIs like Tagrisso®, an EGFR TKI owned by AstraZeneca. As many as 30% of EGFR mutation positive NSCLC patients develop MET amplification driven resistance to EGFR TKIs. During the past three years, savolitinib has been studied extensively in these patients in the TATTON and SAVANNAH studies, and meeting their needs represents our major focus.

SAVANNAH Phase II study of combination with Tagrisso® in patients who have progressed following Tagrisso® due to MET amplification or overexpression (NCT03778229) – The SAVANNAH study is a single-arm, open-label study, with the potential for registration, enrolling in North and South America, Europe and Asia. SAVANNAH followed the successful TATTON study, a Phase Ib/II expansion study of savolitinib in combination with Tagrisso® in over 220 EGFR mutation positive TKI refractory NSCLC patients, with data presented at both AACR and ESMO Asia in 2019 and published in The Lancet Oncology this year.

In late July 2020, AstraZeneca and Chi-Med conducted a first internal interim analysis for SAVANNAH, and review of early safety and efficacy data is ongoing.

Savolitinib – Kidney cancer:

MET is a clear genetic driver in RCC49. The table below shows a summary of the clinical studies for savolitinib in kidney cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	MET-driven PRCC	Global	III	In planning	N/A
Savolitinib + Imfinzi®	CALYPSO: PRCC	UK/Spain	II	Interim data ASCO GU 2020	NCT02819596
Savolitinib + Imfinzi®	CALYPSO: Clear cell RCC; VEGFR TKI[50] refractory	UK/Spain	II	Enrolling - Data in 2020	NCT02819596

MET+ Papillary Renal Cell Carcinoma (“PRCC”) – PRCC is the most common of the non-clear cell renal cell carcinomas, representing approximately 14% of kidney cancer. Approximately 400,000 new cases of kidney cancer were diagnosed globally in 2018, equating to about 56,500 cases of PRCC, with approximately half harboring MET driven disease. No targeted therapies have been approved specifically for PRCC.

SAVOIR Phase III in MET-positive PRCC (NCT03091192) – In late 2018, the SAVOIR study, a global Phase III study of savolitinib monotherapy compared with sunitinib in patients with MET-driven PRCC, was stopped due to confounding results from a separate, external, retrospective observational study.

Results from 60 randomized patients (33 savolitinib, 27 sunitinib) were followed through August 19, 2019 with data presented at ASCO in May 2020. Although patient numbers and follow-up were limited, trends in efficacy were promising. In terms of OS, savolitinib patients had not reached median OS at data cut-off, compared to 13.2 months for sunitinib patients (HR51 0.51; 95% CI: 0.21–1.17; p=0.110). Median PFS was 7.0 months for savolitinib patients, compared to 5.6 for sunitinib patients (HR 0.71; 95% CI 0.37–1.36; p=0.313). Responses were observed in 27% and 7% of savolitinib and sunitinib patients, respectively. This difference did not reach statistical significance due to the small sample size. None of the 9 responders on savolitinib treatment experienced disease progression as of data cut-off, compared to 1 of 2 responders on sunitinib treatment. Sunitinib response rate was in range with previous studies. In terms of safety, Grade ≥3 AEs were reported in 42% of savolitinib patients versus 81% of sunitinib patients, with AEs leading to dose modification in 30% and 74% of savolitinib and sunitinib patients, respectively.

Based on these data, Chi-Med and AstraZeneca are actively evaluating the opportunity to restart clinical work in PRCC for monotherapy savolitinib.

Savolitinib and Immunotherapy Combinations – Major evidence is emerging demonstrating that MET plays an important role in the tumor microenvironment, leading to reduced anti-tumor activity of immune cells in many solid tumors. Therefore, combining immunotherapies with a MET inhibitor is hypothesized to enhance anti-tumor activity. Chi-Med and AstraZeneca, as well as others, are currently conducting several clinical studies of anti-PD-1/PD-L1 antibodies in combination with MET inhibitors aimed at validating this hypothesis.

CALYPSO Phase II in combination with Imfinzi® PD-L1 inhibitor in RCC (NCT02819596) – The CALYPSO study is an investigator initiated open-label Phase I/II study of savolitinib in combination with Imfinzi®, an anti-PD-L1 antibody owned by AstraZeneca. The study is evaluating the safety and efficacy of the savolitinib/Imfinzi® combination in patients with PRCC and clear cell RCC at sites in the U.K. and Spain.

CALYPSO PRCC cohort – Interim data for the PRCC cohort of the CALYPSO Phase II study were presented at ASCO GU 2020 reporting an ORR of 27%, median PFS of 4.9 months (95% CI: 2.5, 12.0) and median OS of 12.3 months (95% CI: 5.8, 21.3). Tolerability was in line with established single agent safety profiles. Chi-Med and AstraZeneca continue to accumulate clinical data and explore development in PRCC, and possibly other tumor types, for the savolitinib and Imfinzi® combination.

Savolitinib – Gastric cancer:

MET-driven gastric cancer has a very poor prognosis. Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer patients. The VIKTORY study is an investigator initiated Phase II umbrella study in gastric cancer in South Korea in which a total of 715 patients were successfully sequenced into 10 molecular-driven patient groups.  Patients with MET amplification (25/715, or 3.5% of patients) were treated with savolitinib monotherapy, reporting an ORR of 50% (10/20, 95% CI: 28.0, 71.9) and meeting pre-specified 6-week PFS rates. The investigators of VIKTORY have concluded that encouraging clinical efficacy of savolitinib in MET-amplified gastric cancer warrants further study.

SURUFATINIB

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR52 and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R53, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in over 800 patients to date, both as a monotherapy and in combinations.

Chi-Med currently retains all rights to surufatinib worldwide. A summary of the clinical studies of surufatinib is shown in the table below.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: Non-pancreatic NET	China	III	Met primary endpoint; NDA accepted	NCT02588170
Surufatinib monotherapy	SANET-p: Pancreatic NET	China	III	Met primary endpoint; NDA submitted; acceptance imminent	NCT02589821
Surufatinib monotherapy	NETs	US/EU/JP	Ib	To file US rolling NDA starting Q4 2020	NCT02549937
Surufatinib monotherapy	BTC and soft tissue sarcoma	US	Ib	Enrolling	NCT02549937
Surufatinib monotherapy	Chemotherapy refractory BTC	China	IIb/III	Enrolling	NCT03873532
Surufatinib + Tuoyi® (PD-1)	Solid tumors (eight indications)	China	II	Enrolling	NCT04169672
Surufatinib + Tyvyt® (PD-1)	Solid tumors	China	I	Enrolling	NCT04427774
Surufatinib + tislelizumab (PD-1)	Solid tumors	Global	I	In planning	N/A

Surufatinib – Neuroendocrine Tumors (NET):

NETs present in the body’s organ system with fragmented epidemiology. About 55-75% of NETs originate in the gastrointestinal (“GI”) tract and pancreas, 25-30% in the lung or bronchus, and a further 10-20% in other organs or unknown origins.

Global development of surufatinib in NET – In June 2020, we held a pre-NDA meeting with the U.S. FDA for the treatment of patients with advanced NET and have reached an agreement that the completed SANET-ep (non-pancreatic NET) and SANET-p (pancreatic NET) studies, along with existing data from surufatinib in U.S. non-pancreatic and pancreatic NET patients, could form the basis to support a U.S. NDA submission.

The FDA granted Fast Track Designations for our pancreatic and non-pancreatic NET development programs in April 2020, following Orphan Drug Designation for pancreatic NET in November 2019. We have initiated preparatory work for the U.S. NDA and intend to utilize a rolling submission under Fast Track Designation status. The rolling NDA allows completed portions of an NDA to be submitted and reviewed by the FDA on an ongoing basis. The planned initial NDA submission is late 2020.

Regulatory interactions in Europe are also underway to confirm the clinical development strategy and potential path to registration with MAA submission targeted for 2021.

U.S. Phase Ib NET cohorts (NCT02549937) – At ASCO 2020, preliminary data presented from the two NET cohorts in the ongoing U.S. Phase Ib trial for surufatinib demonstrated efficacy comparable to China data in heavily pretreated patients with pancreatic or non-pancreatic NETs. The safety profile is also consistent with the larger pool of surufatinib safety data. As of April 21, 2020, 16 patients with pancreatic NET were treated for a median of 7.1 months (range 2.0-17.5) and 16 patients with non-pancreatic NET were treated for a median of 4.9 months (range of 1.0-10.2). All 32 patients have pretreated progressive NETs (median prior lines of treatment: 3; range 1-8). Confirmed response was observed in 18.8% of pancreatic NET patients; all remaining patients had stable disease (including 1 unconfirmed response), for a DCR of 100%. In the non-pancreatic NET cohort all patients had stable disease (including 1 unconfirmed response). The study is ongoing.

Pharmacokinetic and safety data from these cohorts was presented at AACR 2020, demonstrating similar profiles of surufatinib between Chinese and U.S. patients, meaning that race had minimal effect on exposure.

Phase III study of surufatinib in non-pancreatic NET (SANET-ep) (NCT02588170) – In late 2019, an NDA for surufatinib for the treatment of patients with advanced non-pancreatic NET was accepted for review by the China NMPA. The NDA is supported by data from the SANET-ep study, a Phase III study in China in patients with grade 1 and 2 advanced non-pancreatic NET.

A 198-patient interim analysis was conducted on SANET-ep in mid-2019, leading the IDMC to determine that the trial had met the pre-defined primary endpoint of PFS and should be stopped early. The positive results of this trial were highlighted in an oral presentation at the 2019 ESMO Congress. Median PFS per investigator assessment was 9.2 months for patients treated with surufatinib, as compared to 3.8 months for patients in the placebo group (HR 0.334; 95% CI: 0.223, 0.499; p<0.0001). Efficacy was also supported by Blinded Independent Image Review Committee assessment. Surufatinib was well-tolerated in this study and the safety profile is consistent with observations in prior clinical studies.

In late 2019, the China NMPA granted Priority Review status to the NDA for surufatinib in non-pancreatic NET.

Phase III study of surufatinib in pancreatic NET (SANET-p) (NCT02589821) – In early 2020, an interim analysis was conducted on SANET-p, also leading the IDMC to recommend that the study stop early as the pre-defined primary endpoint of PFS had been met. Following the success of SANET-p, we submitted our NDA to the China NMPA and are now awaiting formal acceptance. The results of this study will be presented at ESMO 2020.

The positive SANET-ep and SANET-p Phase III studies now position surufatinib to potentially be approved in the full spectrum of advanced-NET disease in China. We believe that no other approved targeted therapy can address and treat all subtypes of NETs.

Surufatinib – Biliary Tract Cancer (BTC):

Phase IIb/III study of surufatinib monotherapy in second line BTC (NCT03873532) – In early 2019, based on preliminary Phase Ib/IIa data, we initiated a registration-intent Phase IIb/III study comparing surufatinib with capecitabine in patients with unresectable or metastatic BTC whose disease progressed on first-line chemotherapy. The primary endpoint is OS and we expect to conduct an interim analysis for futility in 2020. If the interim analysis is positive, we will consider moving the study into Phase III.

Surufatinib – Combinations with Checkpoint Inhibitors:

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors, could help improve the anti-tumor activity of PD-1 antibodies.

In late 2018, we entered into a global collaboration with Junshi to evaluate the combination of surufatinib with Tuoyi® (PD-1). We have completed a Phase I dose-finding study and presented the data at the AACR in April 2020. The data showed that surufatinib plus Tuoyi® were well tolerated with no unexpected safety signals observed. At the RP2D, a DCR of 100% and ORR of 63.6% were reported for 11 efficacy evaluable patients, with 2 unconfirmed PRs54. Surufatinib plus Tuoyi® showed encouraging antitumor activity in patients with advanced solid tumors, especially in neuroendocrine neoplasms (NENs) patients. A Phase II study is already enrolling patients in eight solid tumor indications in China.

In addition, we have expanded our global collaboration with Innovent and, in July 2020, started a Phase I study to evaluate the safety and efficacy of Tyvyt® (PD-1) in combination with surufatinib. In May 2020, we further entered into a global clinical collaboration agreement to evaluate combining surufatinib with BeiGene’s anti-PD-1 antibody, tislelizumab, for the treatment of various solid tumor cancers in the United States.

Surufatinib – Exploratory development:

We are now conducting multiple Phase Ib expansion cohorts in the U.S. to explore surufatinib use in BTC and soft tissue sarcoma. In China, we intend to initiate multiple exploratory studies, both as a single agent, and in combinations, to evaluate efficacy of surufatinib. We also intend to support investigator-initiated studies in multiple tumor settings.

FRUQUINTINIB (ELUNATE®)

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to improve kinase selectivity to minimize off-target toxicity and thereby improve tolerability. Fruquintinib has been studied in over 1,700 patients to date, both as a monotherapy and in combinations.

Chi-Med retains all rights to fruquintinib outside of China and is partnered with Lilly in China. The table below shows a summary of the clinical studies for fruquintinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO: ≥3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy	FRESCO-2: mCRC	US/EU/JP	III	Sites open; screening	NCT04322539
Fruquintinib monotherapy	TN & HR+/Her2- breast cancer	US	Ib	Enrolling	NCT03251378
Fruquintinib + paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Enrolling; Completed 2nd interim analysis	NCT03223376
Fruquintinib + Tyvyt® (PD-1)	CRC	China	II	Enrolling	NCT04179084
Fruquintinib + Tyvyt® (PD-1)	Advanced solid tumors	China	Ib/II	Enrolling	NCT03903705
Fruquintinib + tislelizumab (PD-1)	Solid tumors	Global	I	In planning	N/A
Fruquintinib + geptanolimab (PD-1)	CRC	China	Ib	Enrolling	NCT03977090
Fruquintinib + geptanolimab (PD-1)	NSCLC	China	Ib	Enrolling	NCT03976856

Fruquintinib – Colorectal Cancer:

Fruquintinib capsules, sold under the brand name Elunate®, are approved in China for metastatic CRC (third-line) patients that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-EGFR therapy (RAS wild type). For details of first half 2020 sales performance please refer to “COMMERCIAL PLATFORM” below.

Global development of fruquintinib in metastatic CRC – The U.S. FDA has granted Fast Track Designation for the development of fruquintinib, for the treatment of patients with metastatic CRC who have been previously treated with fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy, an VEGF biological therapy, and, if RAS wild-type, an anti-EGFR therapy.

In July 2020, we initiated a Phase III registration study, known as the FRESCO-2 study, in refractory metastatic CRC in the U.S., Europe and Japan. FRESCO-2 is expected to enroll over 500 patients from approximately 130 sites in 10 countries. Multiple sites are now open and patient screening is underway. Enrollment is targeted to complete late 2021.

The U.S. FDA, EMA and Japanese PMDA have all acknowledged the totality of the fruquintinib clinical data, including the FRESCO-2 study (if positive), the prior positive Phase III FRESCO study demonstrating improvement in overall survival that led to fruquintinib approval for metastatic CRC in China in 2018, and additional completed and ongoing supporting studies in metastatic CRC, could potentially support an NDA for the treatment of patients with metastatic CRC in the third-line setting.

Fruquintinib – Gastric Cancer:

Phase III study of fruquintinib in combination with paclitaxel in gastric cancer (second-line) (NCT03223376) –The FRUTIGA study is a randomized, double-blind, Phase III study in China to evaluate the efficacy and safety of fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, at a 1:1 ratio, for second-line treatment of advanced gastric cancer. The FRUTIGA study primary endpoint is OS.

In June 2020, the IDMC of the FRUTIGA study completed a second planned interim data review and, based on the preset criteria, recommended that the trial continue. We expect to complete enrollment of FRUTIGA in late 2020 or early 2021.

Fruquintinib – Combinations with Checkpoint Inhibitors:

In November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with checkpoint inhibitors. Phase I dose-finding study in China of Elunate® plus Tyvyt® (PD-1, Innovent) is close to completion, with the Phase Ib/II dose-expansion study already underway in five solid tumor indications in China. Phase Ib studies of Elunate® plus geptanolimab (PD-1, Genor55) in second-line CRC and NSCLC are also underway.

In addition, in May 2020, we entered into a global clinical collaboration agreement to evaluate the safety, tolerability and efficacy of combining fruquintinib with BeiGene’s anti-PD-1 antibody, tislelizumab, for the treatment of various solid tumor cancers in the U.S., Europe, China and Australia.

Fruquintinib – Exploratory development:

We are conducting multiple Phase Ib expansion cohorts in the U.S., to explore fruquintinib in CRC and breast cancer. In China, we are also preparing to support investigator-initiated studies in multiple solid tumor settings.

HMPL-523

HMPL-523 is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological cancers and immune diseases. Syk is a component in B-cell receptor signaling pathway. We currently retain all rights to HMPL-523 worldwide. The table below shows a summary of the clinical studies for HMPL-523.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	Australia	Ib	Enrolling	NCT02503033
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	US/EU	I/Ib	Enrolling	NCT03779113
HMPL-523 monotherapy	Multiple sub-types of B-cell malignancies	China	I/Ib	Enrolling	NCT02857998
HMPL-523 monotherapy	Immune thrombocytopenia (ITP)	China	I/Ib	Enrolling	NCT03951623

Phase Ib studies of HMPL-523 in indolent non-Hodgkin’s lymphoma and multiple subtypes of B-cell malignancies (NCT02503033/NCT02857998) – Our Phase I/Ib dose escalation and expansion studies in Australia and China have now enrolled over 200 patients in a broad range of hematological cancers. We expect these Phase I/Ib data to inform registration study decisions in China in late 2020 or early 2021.

Phase I study of HMPL-523 in indolent non-Hodgkin’s lymphoma (NCT03779113) – Based on extensive proof-of-concept clinical data in China and Australia, we have now initiated a Phase I/Ib study in the U.S. and Europe. Patient enrollment is underway.

Phase I dose escalation study of HMPL-523 in patients with immune thrombocytopenia purpura (ITP) (NCT03951623) – In mid-2019, we started a Phase I study of HMPL-523 for the treatment of ITP, an autoimmune disorder characterized by low platelet count and an increased bleeding risk. We target to complete dose escalation by the end of 2020.

HMPL-689

HMPL-689 is a novel, selective oral inhibitor targeting the isoform PI3Kδ, a component in the B-cell receptor signaling pathway. HMPL-689’s pharmacokinetic (“PK”) properties are favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies, we therefore anticipate low risk of drug accumulation and drug-to-drug interaction. We currently retain all rights to HMPL-689 worldwide. The table below shows a summary of the clinical studies for HMPL-689.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-689 monotherapy	Healthy volunteers	Australia	I	Completed	NCT02631642
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	US/EU	I/Ib	Enrolling	NCT03786926
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	China	Ib	Enrolling	NCT03128164

Our Phase I/Ib study of HMPL-689 in China has successfully established a Phase II dose and has now expanded into multiple sub-categories of indolent non-Hodgkin’s lymphoma. We expect these Phase I/Ib data to inform registration study decisions in China in late 2020. Furthermore, we have initiated a Phase I/Ib study in the U.S. and Europe, with patient enrollment underway.

HMPL-453

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. We currently retain all rights to HMPL-453 worldwide. The table below shows a summary of the clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	Advanced malignant mesothelioma	China	II	Enrolling	NCT04290325
HMPL-453 monotherapy	Cholangiocarcinoma	China	II	In planning	N/A

Phase II study of HMPL-453 in China is ongoing. This is a single-arm, multi-center, open-label study, evaluating the efficacy, safety and PK of HMPL-453 in patients with advanced malignant mesothelioma that failed at least one line of systemic therapy. A second Phase II study of HMPL-453 in Cholangiocarcinoma is in planning and targeted to start in late 2020.

HMPL-306

HMPL-306 is a novel small molecule dual-inhibitor of IDH1 and 2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. In July 2020, we initiated our Phase I development in China and, in the second half of 2020, we plan to submit an IND application and initiate Phase I development in the United States.

DISCOVERY RESEARCH & PRECLINICAL DEVELOPMENT

We strive to create differentiated novel oncology and immunology treatments with global potential. These include furthering both small molecule and monoclonal antibody therapies which address aberrant genetic drivers; cancer cell metabolism; modulate tumor immune microenvironment; and target immune cell checkpoints. We design drug candidates with profiles that enable them to be used in innovative combinations with other therapy, such as chemotherapy, immunotherapy and other targeted therapy in order to attack disease simultaneously through multiple modalities and pathways. We believe that this approach can significantly improve treatment outcomes for patients.

COMMERCIAL PLATFORM

Our Commercial Platform is a large-scale, high-performance drug marketing and distribution platform covering about 320 cities and towns in China with approximately 3,60056 commercial personnel. Built over the past 19 years, it focuses on two main business areas.

First, our Prescription Drugs business which includes our joint ventures Hutchison Sinopharm and SHPL, for which we manage directly and run all day-to-day operations. It also includes our newly-established oncology commercial organization which will support our innovative oncology drugs when, if approved, they are launched in China. Second, is our Consumer Health business which mainly sells market-leading, household-name over-the-counter (“OTC”) drug products through our joint venture HBYS. We do not consolidate the sales of SHPL and HBYS joint ventures which, in the first half of 2020, were $274.8 million (H1-19: $276.9m) in the aggregate.

During the first half of 2020, the Commercial Platform delivered continued highly encouraging growth in sales and net income growth on a CER basis considering the challenges caused by COVID-19. Consolidated sales of our Commercial Platform’s subsidiaries grew by 4% (9% at CER) to $99.0 million (H1-19: $94.9m) and consolidated net income attributable to Chi-Med grew 14% (19% at CER) to $35.5 million (H1-19: $31.0m).

PRESCRIPTION DRUGS BUSINESS:

In the first half of 2020, consolidated sales of our Prescription Drugs subsidiaries increased by 7% (13% at CER) to $83.0 million (H1-19: $77.3m), despite the discontinuation of our Seroquel® distribution business in May 2019. The consolidated net income attributable to Chi-Med from our Prescription Drugs business grew 15% (20% at CER) to $28.9 million (H1-19: $25.1m).

Oncology Business Department (“OBD”) in China:  In 2020, we have continued to build our in-house, commercial organization in oncology, the OBD, which has grown rapidly from about 90 staff at the start of 2020 to the current level of over 320 staff. The OBD provides Chi-Med the capability to market oncology drugs to the top 1,300 hospitals and cancer centers in China, a network that we estimate represents over 95% of oncology drug sales in China.

During the first half of 2020, in-market sales of Elunate® to third parties, based on data provided by Lilly, were $14.0 million (H1-19: $11.4m). NRDL inclusion on January 1, 2020 has led to a 174% overall increase in Elunate® prescriptions to 18,800 monthly-cycles (H1-19: 6,850) during the first half of 2020. Representing, to our best estimate, approximately 14% penetration57 (H1-19: 5%) in the third-line CRC population in China. Under the terms of our licensing agreement with Lilly, Chi-Med reported $8.6 million in revenues (H1-19: $4.7m) for Elunate® mainly from manufacturing product sales to Lilly and royalties.

In July 2020, we reached agreement with Lilly that Chi-Med will commence medical detailing and marketing activities for Elunate® across all China effective October 1, 2020. This agreement, in which Lilly and Chi-Med share gross profits linked to commercial performance, represents a win-win model that fully leverages the resources of both companies to capitalize on the recent NRDL inclusion and accelerate Elunate® sales growth. Subject to meeting pre-agreed sales targets, Lilly will pay Chi-Med an estimated total of 70% to 80% of Elunate® sales in the form of royalties, manufacturing costs and service payments. There is no upfront payment by Lilly or Chi-Med relating to this agreement.

Preliminary preparation for potential U.S. launch of surufatinib:   Following agreement with the U.S. FDA regarding NDA submission path for surufatinib, which we expect to commence in late 2020, we have now started planning to build capability to support the potential commercial launch of surufatinib in U.S. in late 2021.

SHPL: Our own-brand Prescription Drugs business, operated through our non-consolidated joint venture SHPL, is a well-established large-scale business. In the first half of 2020, COVID-19 constrained commercial activities in SHPL, resulting in a 5% decrease in sales (-1% at CER) to $150.7 million (H1-19: $158.9m) however lower commercial costs led to an increase of 14% (19% at CER) in net income attributable to Chi-Med to $24.0 million (H1-19: $21.0m).

The SHPL operation is large-scale, with a commercial team of about 2,300 staff managing the medical detailing and marketing of our products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL’s GMP-certified factory holds 74 drug product manufacturing licenses and is operated by about 520 manufacturing staff.

She Xiang Bao Xin (“SXBX”) pill: SHPL’s main product is SXBX pill, an oral vasodilator prescription therapy for coronary artery disease. There are over one million deaths due to coronary artery disease per year in China. SXBX pill is the third largest botanical prescription drug in this indication in China, with market share in January to April 2020 of 18.9% (2019: 18.0%) nationally and 49.9% (2019: 51.0%) in Shanghai.

Sales of SXBX pill have grown more than twenty-fold since 2001 due to continued geographical expansion of sales coverage and have remained relatively stable despite COVID-19, with sales down -3% (+2% at CER) to $137.0 million during the first half of 2020 (H1-19: $141.0m).

SXBX pill is protected by a formulation patent that expires in 2029 and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it. SXBX pill is fully reimbursed in all China.

Concor®: Concor® (Bisoprolol tablets) is a cardiac beta1-receptor blocker, relieving hypertension and reducing high blood pressure. SHPL markets Concor® in nine provinces in China containing about 600 million people.

Hutchison Sinopharm: Our Prescription Drugs commercial services business, which in addition to commercializing our own products, provides services to third-party companies in China. In the first half of 2020, Hutchison Sinopharm sales grew by 2% (7% at CER) to $74.4 million (H1-19: $72.6m).

Hutchison Sinopharm has a dedicated team of over 120 commercial staff focused on two key areas of operation. Firstly, a commercial team that markets over 800 third-party prescription drug products directly to over 400 public and private hospitals in the Shanghai region and through a network of around 40 distributors to cover all other provinces in China. Second, a commercial team that markets Chi-Med’s science-based infant nutrition products in over 8,000 outlets and through a network over 28,000 promoters and over 280,000 members.

CONSUMER HEALTH BUSINESS:

In the first half of 2020, sales of our Consumer Health subsidiaries fell 9% (-8% at CER) to $16.0 million (H1-19: $17.6m) due to rationalization of certain low margin products. However, the consolidated net income attributable to Chi-Med from our Consumer Health business increased by 11% (16% at CER) to $6.6 million in the first half of 2020 (H1-19: $5.9m).

HBYS: Our non-consolidated joint venture, HBYS, focuses on the manufacture, marketing and distribution of primarily OTC and limited prescription pharmaceutical products. In the first half of 2020, HBYS sales rose 5% (10% at CER) to $124.1 million (H1-19: $118.0m), mainly as a result of an increase in sales of Banlangen, an anti-viral product that grew 27% in the first half of 2020 due to COVID-19.

Its Bai Yun Shan brand is a market-leading, household name, known by the majority of Chinese consumers. In addition to about 1,000 manufacturing staff in Guangdong and Anhui and 185 drug product licenses, HBYS has a commercial team of about 900 commercial staff that cover the national retail pharmacy channel in China.

HBYS property update:  In June 2020, we entered into an agreement with the Guangzhou government for the return of HBYS’s remaining 34 years’ land-use rights on its approximately 30,000 square meters unused site in Guangzhou. HBYS will receive cash compensation of up to $95 million which will be received in several stages over a period of approximately one year as all return procedures are completed. The return of the unused site has no impact on HBYS manufacturing operations which continue to be conducted at a larger site in Guangzhou and HBYS’ new factory in Bozhou, Anhui province.

Christian Hogg
Chief Executive Officer
July 30, 2020

REFERENCES AND ABBREVIATIONS

1	United States Food and Drug Administration (“FDA”)
2	New Drug Application (“NDA”)
3	Mesenchymal epithelial transition receptor (“MET”)
4	Non-small cell lung cancer (“NSCLC”)
5	Neuroendocrine tumors (“NET”)
6	China National Medical Products Administration (“NMPA”)
7	Investigational new drug application (“IND”)
8	AstraZeneca AB(publ) (“AstraZeneca”)
9	Spleen tyrosine kinase (“Syk”)
10	Phosphoinositide 3-kinase delta (“PI3Kδ”)
11	Isocitrate dehydrogenase (“IDH”) 1/2
12	Tyrosine kinase inhibitor (“TKI”)
13	American Society of Clinical Oncology Annual Meeting (“ASCO”)
14	Objective response rate (“ORR”)
15	Disease Control Rate (“DCR”)
16	Duration of response (“DoR”)
17	Programmed Cell Death Protein-1 (“PD-1”)
18	Shanghai Junshi Biosciences Co. Ltd. (“Junshi”)
19	American Association of Cancer Research Annual Meeting (“AACR”)
20	Recommended Phase II Dose (“RP2D”)
21	Innovent Biologics, Inc. (“Innovent”)
22	Total cycles, calculated based on data provided by Lilly.
23	Eli Lilly and Company (“Lilly”)
24	Sales of Elunate® to third parties invoiced by Lilly were $13.7 million (H1-19: $11.4m) & invoiced by Chi-Med were $0.3 million (H1-19: nil).
25	Independent data monitoring committee (“IDMC”)
26	Marketing Authorization Application (“MAA”)
27	BeiGene Ltd (“BeiGene”)
28	Colorectal cancer (“CRC”)
29	European Medicines Agency (“EMA”)
30	Japanese Pharmaceuticals and Medical Devices Agency (“PMDA”)
31	Papillary renal cell carcinoma (“PRCC”)
32	Progression Free Survival (“PFS”)
33	Overall survival (“OS”)
34	Programmed death-ligand 1 (“PD-L1”)
35	American Society of Clinical Oncology Genitourinary Symposium – February 2020 (“ASCO GU”)
36	Fibroblast growth factor receptor (“FGFR”)
37	European Society for Medical Oncology Annual Congress (“ESMO”)
38	Biliary tract cancer (“BTC”)
39	Immune thrombocytopenia purpura (“ITP”)
40	Epidermal growth factor receptor mutation (“EGFRm”)
41	Research and development (“R&D”)
42	General Atlantic Singapore HCM Pte. Ltd (“General Atlantic”)
43	We also report changes in performance at constant exchange rate (“CER”) which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.
44	Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“Hutchison Sinopharm”)
45	Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”)
46	Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)
47	Adjusted (non-GAAP) Innovation Platform segment operating loss was $81.2 million in H1-20 (H1-19: $74.5m)
48	Epidermal growth factor receptor (”EGFR”)
49	Renal cell cancer (“RCC”)
50	Vascular endothelial growth factor receptor tyrosine kinase inhibitor (“VEGFR TKI”)
51	Hazard ratio (“HR”)
52	Vascular endothelial growth factor receptor (“VEGFR”)
53	Colony stimulating factor-1 receptor (“CSF-1R”)
54	Positive Response (“PR”)
55	Genor Biopharma Co. Ltd. (“Genor”)
56	Total commercial personnel: >320 OBD; ~2,300 SHPL; ~900 HBYS; >120 Hutchison Sinopharm
57	Best estimate based on total unit sales, estimated average usage per patient, and the estimated incidence of third-line CRC in China

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

●	Adjusted Innovation Platform segment operating loss;
●	Adjusted Group net cash flows excluding financing activities; and
●	CER.

Management uses such measures internally for planning and forecasting purposes and to measure the Chi-Med Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Other companies may define these measures in different ways.

Adjusted Innovation Platform segment operating loss: We exclude the impact of the revenue received from external customers of our Innovation Platform, which is reinvested into our clinical trials, to derive our adjusted Innovation Platform segment operating loss. Revenue received from external customers of our Innovation Platform consists of milestone and other payments from our collaboration partners. The variability of such payments makes the identification of aggregate investment made in R&D activities and the associated trends more difficult. We believe the presentation of adjusted Innovation Platform segment operating loss provides useful and meaningful information about our ongoing R&D activities by enhancing investors’ understanding of the scope of our normal, recurring operating R&D investment.

Adjusted Group net cash flows excluding financing activities: We include the change in short-term investments for the period to the change in cash and cash equivalents for the period, and exclude the net cash generated from/used in financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to U.S. dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP to Adjusted Innovation Platform segment operating loss:

	Six Months	Six Months
	Ended June 30,	Ended June 30,
$’millions	2020	2019
Innovation Platform segment operating loss	(73.4)	(67.2)
Less: Segment revenue from external customers – Innovation Platform	(7.8)	(7.3)
Adjusted Innovation Platform segment operating loss	(81.2)	(74.5)

Reconciliation of GAAP change in cash and cash equivalents and short-term investments to Adjusted Group net cash flows excluding financing activities:

$’millions	H1 2020	H1 2019
Cash and cash equivalents and short-term investments at end of period	281.0	237.3
Exclude: Cash and cash equivalents and short-term investments at beginning of period	(217.2)	(301.0)
Exclude: Net cash (generated from)/used in financing activities for the period	(96.3)	29.5
Adjusted Group net cash flows excluding financing activities	(32.5)	(34.2)

Reconciliation of GAAP revenue and net income attributable to Chi-Med—Commercial Platform to CER:

	Six Months Ended		Change Amount			Change %
	June 30,	June 30,			Exchange			Exchange
$’millions (except %)	2020	2019	Actual	CER	effect	Actual	CER	effect
Consolidated revenue
Commercial Platform	99.0	94.9	4.1	8.3	(4.2)	4%	9%	(5)%
— Prescription Drugs˄	83.0	77.3	5.7	9.7	(4.0)	7%	13%	(6)%
— Consumer Health	16.0	17.6	(1.6)	(1.4)	(0.2)	(9)%	(8)%	(1)%

˄ Includes:
— Hutchison Sinopharm	74.4	72.6	1.8	5.3	(3.5)	2%	7%	(5)%

Non‑consolidated joint venture revenue	274.8	276.9	(2.1)	10.7	(12.8)	(1)%	4%	(5)%
— SHPL	150.7	158.9	(8.2)	(1.1)	(7.1)	(5)%	(1)%	(4)%
— HBYS	124.1	118.0	6.1	11.8	(5.7)	5%	10%	(5)%

Consolidated net income attributable to Chi-Med
Commercial Platform	35.5	31.0	4.5	6.1	(1.6)	14%	19%	(5)%
— Prescription Drugs*	28.9	25.1	3.8	5.1	(1.3)	15%	20%	(5)%
— Consumer Health	6.6	5.9	0.7	1.0	(0.3)	11%	16%	(5)%

* Includes:
— SHPL	24.0	21.0	3.0	4.1	(1.1)	14%	19%	(5)%

Revenue of Key Product
— SXBX pill	137.0	141.0	(4.0)	2.5	(6.5)	(3)%	2%	(5)%

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Hutchison China MediTech Limited

Condensed Consolidated Balance Sheets

(in US$’000, except share data)

		June 30,	December 31,
	Note	2020	2019
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	49,940	121,157
Short-term investments	4	231,074	96,011
Accounts receivable—third parties	5	44,623	41,410
Accounts receivable—related parties	16(ii)	1,084	1,844
Other receivables, prepayments and deposits		17,499	15,769
Amounts due from related parties	16(ii)	15,245	24,623
Inventories	6	15,262	16,208
Total current assets		374,727	317,022
Property, plant and equipment		20,841	20,855
Right-of-use assets		5,283	5,516
Investments in equity investees	7	106,966	98,944
Amount due from a related party	16(ii)	11,108	16,190
Other assets		6,637	6,595
Total assets		525,562	465,122
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	8	25,871	23,961
Other payables, accruals and advance receipts	9	86,989	81,624
Lease liabilities		2,594	3,216
Other current liabilities		3,933	4,300
Total current liabilities		119,387	113,101
Lease liabilities		3,278	3,049
Long-term bank borrowings	10	26,839	26,818
Other liabilities		9,010	9,251
Total liabilities		158,514	152,219
Commitments and contingencies	11

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 690,574,765 and 666,906,450 shares issued at June 30, 2020 and December 31, 2019 respectively	12	69,057	66,691
Additional paid-in capital		618,125	514,904
Accumulated losses		(339,528)	(289,734)
Accumulated other comprehensive loss		(5,534)	(3,849)
Total Company’s shareholders’ equity		342,120	288,012
Non-controlling interests		24,928	24,891
Total shareholders’ equity		367,048	312,903
Total liabilities and shareholders’ equity		525,562	465,122

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Operations

(Unaudited, in US$’000, except share and per share data)

		Six Months Ended
		June 30,
	Note	2020	2019
Revenues
Goods—third parties		94,889	86,858
—related parties	16(i)	2,084	3,732
Services—commercialization—third parties		—	2,584
—collaboration research and development—third parties		7,507	7,056
—research and development—related parties	16(i)	240	252
Other collaboration revenue—royalties—third parties		2,045	1,715
Total revenues	14	106,765	102,197
Operating expenses
Costs of goods—third parties		(82,186)	(74,051)
Costs of goods—related parties		(1,386)	(2,610)
Costs of services—commercialization—third parties		—	(1,929)
Research and development expenses	15	(73,974)	(69,287)
Selling expenses		(5,673)	(7,501)
Administrative expenses		(21,711)	(18,830)
Total operating expenses		(184,930)	(174,208)
		(78,165)	(72,011)
Other income, net of other expenses		1,585	3,710
Loss before income taxes and equity in earnings of equity investees		(76,580)	(68,301)
Income tax expense	17	(2,032)	(2,462)
Equity in earnings of equity investees, net of tax	7	30,366	27,308
Net loss		(48,246)	(43,455)
Less: Net income attributable to non-controlling interests		(1,448)	(1,914)
Net loss attributable to the Company		(49,694)	(45,369)
Losses per share attributable to the Company—basic and diluted (US$ per share)	18	(0.07)	(0.07)
Number of shares used in per share calculation—basic and diluted	18	685,285,841	665,553,637

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$’000)

	Six Months Ended
	June 30,
	2020	2019
Net loss	(48,246)	(43,455)
Other comprehensive loss
Foreign currency translation loss	(1,827)	(179)
Total comprehensive loss	(50,073)	(43,634)
Less: Comprehensive income attributable to non-controlling interests	(1,302)	(1,892)
Total comprehensive loss attributable to the Company	(51,375)	(45,526)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, in US$’000, except share data in ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders'
	Number	Value	Capital	Losses	Loss	Equity	Interests	Equity
As at January 1, 2019	666,577	66,658	505,585	(183,659)	(243)	388,341	23,243	411,584
Net (loss)/income	—	—	—	(45,369)	—	(45,369)	1,914	(43,455)
Share-based compensation
Share options	—	—	4,118	—	—	4,118	9	4,127
Long-term incentive plan (“LTIP”)	—	—	1,303	—	—	1,303	3	1,306
	—	—	5,421	—	—	5,421	12	5,433
LTIP—treasury shares acquired and held by Trustee	—	—	(346)	—	—	(346)	—	(346)
Transfer between reserves	—	—	39	(39)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(157)	(157)	(22)	(179)
As at June 30, 2019	666,577	66,658	510,699	(229,067)	(400)	347,890	25,147	373,037

As at January 1, 2020	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903
Net (loss)/income	—	—	—	(49,694)	—	(49,694)	1,448	(48,246)
Issuance in relation to public offering	23,669	2,366	115,975	—	—	118,341	—	118,341
Issuance costs	—	—	(8,033)	—	—	(8,033)	—	(8,033)
Share-based compensation
Share options	—	—	3,001	—	—	3,001	5	3,006
LTIP	—	—	5,217	—	—	5,217	(4)	5,213
	—	—	8,218	—	—	8,218	1	8,219
LTIP—treasury shares acquired and held by Trustee	—	—	(12,904)	—	—	(12,904)	—	(12,904)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(1,231)	(1,231)
Purchase of additional interests in a subsidiary of an equity investee (Note 7)	—	—	(52)	(83)	(4)	(139)	(35)	(174)
Transfer between reserves	—	—	17	(17)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(1,681)	(1,681)	(146)	(1,827)
As at June 30, 2020	690,575	69,057	618,125	(339,528)	(5,534)	342,120	24,928	367,048

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$’000)

		Six Months Ended
		June 30,
	Note	2020	2019
Net cash used in operating activities	20	(28,376)	(30,045)
Investing activities
Purchases of property, plant and equipment		(4,058)	(3,848)
Deposits in short-term investments		(422,838)	(329,102)
Proceeds from short-term investments		287,775	390,089
Net cash (used in)/generated from investing activities		(139,121)	57,139
Financing activities
Proceeds from issuance of ordinary shares		118,341	—
Purchases of treasury shares	13(ii)	(12,904)	(346)
Dividends paid to a non-controlling shareholder of a subsidiary	16(iii)	(1,231)	(1,282)
Repayment of bank borrowings	10	—	(26,923)
Payment of issuance costs		(7,863)	(964)
Net cash generated from/(used in) financing activities		96,343	(29,515)
Net decrease in cash and cash equivalents		(71,154)	(2,421)
Effect of exchange rate changes on cash and cash equivalents		(63)	(255)
		(71,217)	(2,676)
Cash and cash equivalents
Cash and cash equivalents at beginning of period		121,157	86,036
Cash and cash equivalents at end of period		49,940	83,360

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC and Hong Kong.

Liquidity

As at June 30, 2020, the Group had accumulated losses of US$339,528,000 primarily due to its spending in drug research and development (“Drug R&D”) activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at June 30, 2020, the Group had cash and cash equivalents of US$49,940,000, short-term investments of US$231,074,000 and unutilized bank borrowing facilities of US$119,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the six months ended June 30, 2020 and 2019 were US$35,321,000 and US$18,173,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used), and it is appropriate for the Group to prepare the condensed consolidated financial statements on a going concern basis.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements except for the adoption of Accounting Standards Codification (“ASC”) 326 Financial Instruments — Credit Losses as described below. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, income tax expenses, tax valuation allowances, revenues and cost accruals from research and development projects. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Group has adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) on January 1, 2020, which replaced the incurred loss methodology with an expected loss methodology that was referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology was applicable to financial assets measured at amortized cost, including accounts receivable and other receivables. ASU 2016-13 did not have a material impact to the Group’s condensed consolidated financial statements.

3. Cash and Cash Equivalents

	June 30,	December 31,
	2020	2019

	(in US$’000)
Cash at bank and on hand	36,579	85,990
Bank deposits maturing in three months or less (note (a))	13,361	35,167
	49,940	121,157
Denominated in:
U.S. dollar (“US$”) (note (b))	12,925	84,911
Renminbi (“RMB”) (note (b))	32,393	27,768
UK Pound Sterling (“£”) (note (b))	205	335
Hong Kong dollar (“HK$”)	4,417	8,143
	49,940	121,157

Notes:

(a)	The weighted average effective interest rate on bank deposits for the six months ended June 30, 2020 and the year ended December 31, 2019 was 1.44% per annum and 2.15% per annum respectively (with maturity ranging from 5 to 77 days and 5 to 64 days respectively).
(b)	Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4. Short-term Investments

	June 30,	December 31,
	2020	2019

	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	198,240	73,986
RMB	13,440	—
HK$	19,394	22,025
	231,074	96,011

Note: The weighted average effective interest rate on bank deposits for the six months ended June 30, 2020 and the year ended December 31, 2019 was 1.63% per annum and 2.65% per annum respectively (with maturity ranging from 91 to 129 days).

5. Accounts Receivable—Third Parties

Accounts receivable from contracts with customers, net of allowance for doubtful accounts, consisted of the following:

	June 30,	December 31,
	2020	2019

	(in US$’000)
Accounts receivable, gross	44,631	41,426
Allowance for doubtful accounts	(8)	(16)
Accounts receivable, net	44,623	41,410

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

Movements on the allowance for doubtful accounts:

	2020	2019

	(in US$’000)
As at January 1	16	41
Increase in allowance for doubtful accounts	8	14
Decrease in allowance due to subsequent collection	(16)	(34)
As at June 30	8	21

6. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	June 30,	December 31,
	2020	2019

	(in US$’000)
Raw materials	1,366	2,274
Finished goods	13,896	13,934
	15,262	16,208

7. Investments in Equity Investees

Investments in equity investees consisted of the following:

	June 30,	December 31,
	2020	2019

	(in US$’000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”)	28,165	22,271
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	78,289	76,226
Other Innovation Platform entity	512	447
	106,966	98,944

The equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees HBYS and SHPL is as follows:

(i)	Summarized balance sheets

	Commercial Platform
	Consumer Health		Prescription Drugs
	HBYS (note (a))		SHPL
	June 30,	December 31,	June 30,	December 31,
	2020	2019	2020	2019

	(in US$’000)
Current assets	156,675	124,704	154,711	141,268
Non-current assets	91,427	95,096	87,722	91,098
Current liabilities	(153,414)	(124,051)	(85,533)	(79,533)
Non-current liabilities	(37,621)	(48,690)	(5,963)	(6,074)
Net assets	57,067	47,059	150,937	146,759
Non-controlling interests	(737)	(2,518)	—	—
	56,330	44,541	150,937	146,759

(ii)	Summarized statements of operations

	Commercial Platform
	Consumer Health		Prescription Drugs
	HBYS		SHPL

	Six Months Ended June 30,
	2020	2019	2020	2019

	(in US$’000)
Revenue	124,098	118,047	150,703	158,874
Gross profit	60,794	64,527	112,363	114,687
Interest income	81	81	396	289
Finance cost	(5)	(9)	—	—
Profit before taxation	14,792	14,272	55,470	49,534
Income tax expense (note (b))	(2,386)	(2,286)	(7,485)	(7,479)
Net income	12,406	11,986	47,985	42,055
Non-controlling interests	207	223	—	—
Net income attributable to the shareholders of equity investee	12,613	12,209	47,985	42,055

Notes:

(a)	In June 2020, HBYS has entered into an agreement with the Guangzhou government for the planned return of land-use rights with carrying value of US$1.1 million. These non-current assets have been reclassified as held for sale and included in current assets.
(b)	The main entity within each of the HBYS and SHPL groups have been granted the High and New Technology Enterprise (“HNTE”) status (the latest renewal of this status covers the years from 2017 to 2019). These entities were eligible to use a preferential income tax rate of 15% for the year ended December 31, 2019 on this basis. Both entities are in the process of applying to renew the HNTE status for another three years. Management considers that the renewal of HNTE status will be granted and the preferential income tax rate of 15% continues to be applicable for the six months ended June 30, 2020.

For the six months ended June 30, 2020 and 2019, other immaterial equity investees had net income of approximately US$135,000 and US$352,000 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform
	Consumer Health		Prescription Drugs
	HBYS		SHPL
	2020	2019	2020	2019

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	44,541	121,984	146,759	131,778
Impact of change in accounting policy (ASC 842 — Leases)	—	(19)	—	(2)
Net income attributable to the shareholders of equity investee	12,613	12,209	47,985	42,055
Purchase of additional interests in a subsidiary of an equity investee (note)	(347)	—	—	—
Dividend declared	—	(14,615)	(42,308)	(21,731)
Other comprehensive loss	(477)	(168)	(1,499)	(760)
Closing net assets after non-controlling interests as at June 30	56,330	119,391	150,937	151,340
Group’s share of net assets	28,165	59,695	75,468	75,670
Goodwill	—	—	2,821	2,923
Carrying amount of investments as at June 30	28,165	59,695	78,289	78,593

Note: During the period, HBYS acquired an additional 30% interest in a subsidiary and after the acquisition, it became a wholly owned subsidiary of HBYS.

The equity investees had the following capital commitments:

June 30, 2020
(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,902

8. Accounts Payable

	June 30,	December 31,
	2020	2019

	(in US$’000)
Accounts payable—third parties	21,026	19,598
Accounts payable—non-controlling shareholders of subsidiaries (Note 16(iv))	4,845	4,363
	25,871	23,961

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

9. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	June 30,	December 31,
	2020	2019

	(in US$’000)
Accrued salaries and benefits	12,128	12,970
Accrued research and development expenses	56,485	48,531
Accrued selling and marketing expenses	3,220	3,337
Accrued administrative and other general expenses	8,560	8,699
Deferred government incentives	353	445
Deposits	1,401	1,778
Others	4,842	5,864
	86,989	81,624

10. Bank Borrowings

Bank borrowings consisted of the following:

	June 30,	December 31,
	2020	2019

	(in US$’000)
Non-current	26,839	26,818

The weighted average interest rate for outstanding bank borrowings for the six months ended June 30, 2020 and the year ended December 31, 2019 was 2.59% per annum and 3.30% per annum respectively. The carrying amounts of the Group’s bank borrowings were denominated in HK$.

(i)  2-year revolving loan facilities

In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility is a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. The second credit facility is a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. These credit facilities are guaranteed by the Company. As at June 30, 2020 and December 31, 2019, no amount has been drawn from either of the revolving loan facilities.

(ii)  3-year revolving loan facility and 3-year term loan and revolving loan facilities

In November 2018, the Group through its subsidiary, renewed a 3-year revolving loan facility with a bank in the amount of HK$234,000,000 (US$30,000,000) with an interest rate at HIBOR plus 0.85% per annum. This credit facility is guaranteed by the Company. As at June 30, 2020 and December 31, 2019, no amount has been drawn from the revolving loan facility.

In May 2019, the Group through its subsidiary, entered into a separate facility agreement with the bank for the provision of additional unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000   (US$24,359,000) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company. The term loan was drawn in October 2019 and is due in May 2022. As at June 30, 2020 and December 31, 2019, no amount has been drawn from the revolving loan facility.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	June 30,	December 31,
	2020	2019

	(in US$’000)
Not later than 1 year	—	—
Between 1 to 2 years	26,923	—
Between 2 to 3 years	—	26,923
	26,923	26,923

As at June 30, 2020 and  December 31, 2019, the Group had unutilized bank borrowing facilities of HK$931,000,000 (US$119,359,000).

11. Commitments and Contingencies

The Group had the following capital commitments:

June 30, 2020
(in US$’000)
Property, plant and equipment
Contracted but not provided for	3,421

The Group does not have any other significant commitments or contingencies.

12. Ordinary Shares

As at June 30, 2020, the Company is authorized to issue 1,500,000,000 ordinary shares.

On January 27, 2020, the Company issued 22,000,000 ordinary shares in the form of 4,400,000 American Depositary Share (“ADS”) for gross proceeds of US$110.0 million. On February 10, 2020, the Company issued an additional 1,668,315 ordinary shares in the form of 333,663 ADS for gross proceeds of US$8.3 million. Issuance costs totaled US$8.0 million.

A summary of ordinary share transactions (in thousands) is as follows:

	2020	2019
As at January 1	666,906	666,577
Public offering	23,669	—
As at June 30	690,575	666,577

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

13. Share-based Compensation

(i)   Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the “HCML Share Option Scheme”). Pursuant to the HCML Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

Pursuant to a resolution passed in the Annual General Meeting on April 27, 2020, the scheme limit of HCML Share Option Scheme was refreshed to 34,528,738 ordinary shares, representing 5% of the total issued shares on such date.

As at June 30, 2020, the aggregate number of shares issuable under the HCML Share Option Scheme is 53,584,988 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 1,516,180 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 809,425,235 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at January 1, 2019	18,554,850	3.31	7.35	15,158
Granted	2,315,000	3.18
Exercised	(329,000)	0.61
Cancelled	(1,012,110)	4.61
Expired	(96,180)	4.65
Outstanding at December 31, 2019	19,432,560	3.27	6.67	18,668
Granted	12,746,500	3.51
Cancelled	(1,200,040)	4.55
Expired	(574,090)	4.61
Outstanding at June 30, 2020	30,404,930	3.28	7.60	35,790
Vested and exercisable at December 31, 2019	10,139,170	2.39	4.89	16,654
Vested and exercisable at June 30, 2020	11,508,890	2.64	4.78	21,302

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended	Six Months Ended
	December 31, 2019	June 30, 2020
Weighted average grant date fair value of share options (in £ per share)	1.07	1.32
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	3.18	3.51
Share price at effective date of grant (in £ per share)	3.07	3.51
Expected volatility (note (a))	38.4%	42.6%
Risk-free interest rate (note (b))	0.56%	0.55%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	The risk-free interest rates used in the Polynomial model are with reference to the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £.

(c)	The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s condensed consolidated statements of operations:

	Six Months Ended
	June 30,
	2020	2019

	(in US$’000)
Research and development expenses	1,697	3,756
Administrative expenses	1,237	371
Cost of goods	72	—
	3,006	4,127

As at June 30, 2020, the total unrecognized compensation cost was US$24,300,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.51 years.

(ii)  LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.

Granted awards under the LTIP are as follows:

	Maximum cash
	amount per annum	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
August 5, 2019	0.7	2019	note (a)
October 10, 2019	0.1	note (b)	note (b)
April 20, 2020	37.4	2020	note (a)
April 20, 2020	1.9	note (b)	note (b)
April 20, 2020	0.2	note (c)	note (c)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.
(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.
(c)	This award does not stipulate performance targets and will be vested on the first anniversary of the date of grant.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Group using funds provided by the Group. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2019	1,121,030	6,677
Purchased	60,430	346
Vested	(240,150)	(944)
As at December 31, 2019	941,310	6,079
Purchased	3,281,920	12,904
Vested	(705,605)	(4,800)
As at June 30, 2020	3,517,625	14,183

For the six months ended June 30, 2020 and 2019, US$430,000 and US$254,000 of the LTIP awards were forfeited respectively.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Six Months Ended
	June 30,
	2020	2019

	(in US$’000)
Research and development expenses	3,145	543
Selling and administrative expenses	756	827
Cost of goods	60	—
	3,961	1,370
Recorded with a corresponding credit to:
Liability	2,840	590
Additional paid-in capital	1,121	780
	3,961	1,370

For the six months ended June 30, 2020 and 2019, US$4,092,000 and US$526,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at June 30, 2020 and  December 31, 2019, US$2,151,000 and US$3,403,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at June 30, 2020, the total unrecognized compensation cost was approximately US$38,764,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

14. Revenues

The following table presents disaggregated revenue:

	Six Months Ended June 30, 2020
	Innovation	Commercial
	Platform	Platform	Total

	(in US$’000)
Goods—Innovative Medicines	—	6,600	6,600
Goods—Distribution	—	90,373	90,373
Services	7,747	—	7,747
Royalties	—	2,045	2,045
	7,747	99,018	106,765

Third parties	7,507	96,934	104,441
Related parties (Note 16(i))	240	2,084	2,324
	7,747	99,018	106,765

	Six Months Ended June 30, 2019
	Innovation	Commercial
	Platform	Platform	Total

	(in US$’000)
Goods—Innovative Medicines	—	2,994	2,994
Goods—Distribution	—	87,596	87,596
Services	7,308	2,584	9,892
Royalties	—	1,715	1,715
	7,308	94,889	102,197

Third parties	7,056	91,157	98,213
Related parties (Note 16(i))	252	3,732	3,984
	7,308	94,889	102,197

15. Research and Development Expenses

Research and development expenses are summarized as follows:

	Six Months Ended June 30,
	2020	2019

	(in US$’000)
Clinical trial related costs	40,986	43,707
Personnel compensation and related costs	29,356	21,917
Other research and development expenses	3,632	3,663
	73,974	69,287

16. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Six Months Ended June 30,
	2020	2019

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	2,084	3,732
Revenue from research and development services from:
An equity investee	240	252
Purchases from:
Equity investees	1,887	1,222
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	152	198
An equity investee	—	2,682
	152	2,880
Rendering of management services from:
An indirect subsidiary of CK Hutchison	478	465

(ii)	Balances with related parties included in:

	June 30,	December 31,
	2020	2019

	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	844	1,844
An equity investee (note (a))	240	—
	1,084	1,844
Amounts due from related parties
Equity investees (note (a) and (b))	15,245	24,623
Amount due from a related party
An equity investee (note (b))	11,108	16,190
Amounts due to a related party
An indirect subsidiary of CK Hutchison (note (c))	378	366
Other deferred income
An equity investee (note (d))	986	1,103

Notes:

(a)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(b)	As at June 30, 2020 and December 31, 2019, dividend receivables from an equity investee of approximately US$14,103,000 and US$23,481,000 were included in amounts due from related parties in current assets. Additionally, amount due from a related party is for dividend receivables included in non-current assets as the Group and investee have agreed that payment will be deferred until 2021.
(c)	Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(d)	Other deferred income represents amounts recognized from granting of promotion and marketing rights.
(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Six Months Ended June 30,
	2020	2019

	(in US$’000)
Sales	16,784	12,146
Purchases	6,625	6,397
Dividend paid	1,231	1,282

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	June 30,	December 31,
	2020	2019

	(in US$’000)
Accounts receivable	7,814	5,228
Accounts payable	4,845	4,363
Other non-current liabilities
Loan	579	579

17. Income Taxes

	Six Months Ended June 30,
	2020	2019

	(in US$’000)
Current tax
HK (note (a))	232	220
PRC (note (b))	48	822
U.S. and others (note (c))	530	347
Deferred income tax	1,222	1,073
Income tax expense	2,032	2,462

Notes:

(a)	The Company, three subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. In March 2018, the Hong Kong two-tiered profits tax rates regime was signed into law under which the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. Hutchison MediPharma Limited and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as a HNTE up to December 31, 2019 and 2020 respectively. Hutchison MediPharma Limited is in the process of applying to renew its HNTE status.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at June 30, 2020 and December 31, 2019, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investees operating in the PRC will be distributed as dividends.

(c)

The Company’s subsidiary in the U.S. with operations in New Jersey and New York states is subject to U.S. taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 9% and 16.55% (New Jersey and New York state respectively) on the estimated assessable profit respectively. Certain income receivable by the Company is subject to U.S. withholding tax of 30%. One of the Group’s subsidiaries is subject to Finland corporate tax at 20% on the estimated assessable profits in relation to its permanent establishment in Finland.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Six Months Ended June 30,
	2020	2019

	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(76,580)	(68,301)
Tax calculated at the statutory tax rate of the Company	(12,636)	(11,270)
Tax effects of:
Different tax rates available in different jurisdictions	1,431	1,351
Tax valuation allowance	16,178	13,309
Preferential tax rate difference	(119)	—
Preferential tax deduction	(4,678)	(2,908)
Expenses not deductible for tax purposes	1,618	1,094
Utilization of previously unrecognized tax losses	(152)	(49)
Withholding tax on undistributed earnings of PRC entities	1,513	1,386
Income not subject to tax	(552)	(577)
Others	(571)	126
Income tax expense	2,032	2,462

18. Losses per Share

(i)   Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Six Months Ended June 30,
	2020	2019
Weighted average number of outstanding ordinary shares in issue	685,285,841	665,553,637
Net loss attributable to the Company (US$’000)	(49,694)	(45,369)
Losses per share attributable to the Company (US$ per share)	(0.07)	(0.07)

(ii)  Diluted losses per share

Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option and LTIP awards issued by the Company using the treasury stock method.

For the six months ended June 30, 2020 and 2019, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the six months ended June 30, 2020 and 2019.

19. Segment Reporting

The Group determines its operating segments from both business and geographic perspectives as follows:

(i)	Innovation Platform (Drug R&D): focuses on discovering and developing for commercialization targeted therapies and immunotherapies for the treatment of cancer and immunological diseases; and
(ii)	Commercial Platform: comprises of the manufacture, marketing and distribution of prescription drugs and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:
(a)	Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription drugs; and
(b)	Consumer Health: comprises the development, manufacture, distribution, marketing and sale of over-the-counter pharmaceuticals and consumer health products.

Innovation Platform and Prescription Drugs businesses under the Commercial Platform are primarily located in the PRC. The locations for Consumer Health business under the Commercial Platform are further segregated into the PRC and Hong Kong.

The performance of the reportable segments is assessed based on segment operating (loss)/profit.

Since the second half of 2019, the Group began including the results from manufacturing and commercializing a prescription drug developed by the Innovation Platform and launched into the market under Prescription Drugs in the Commercial Platform. It has been included in the Commercial Platform due to its transition to the commercial stage and because commercial resources for innovative medicines are built under the Commercial Platform. The segment information below for the six months ended June 30, 2019 has been revised so that all segment disclosures are comparable.

The segment information is as follows:

	Six Months Ended June 30,2020
	Innovation
	Platform	Commercial Platform
	Drug	Prescription
	R&D	Drugs	Consumer Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total

	(in US$’000)
Revenue from external customers	7,747	83,056	5,205	10,757	99,018	—	106,765
Interest income	114	34	11	26	71	1,732	1,917
Equity in earnings of equity investees, net of tax	68	23,992	6,306	—	30,298	—	30,366
Segment operating (loss)/profit	(73,377)	28,612	7,183	1,553	37,348	(9,674)	(45,703)
Interest expense	—	—	—	—	—	511	511
Income tax expense	312	(137)	66	227	156	1,564	2,032
Net (loss)/income attributable to the Company	(73,608)	28,879	5,903	691	35,473	(11,559)	(49,694)
Depreciation/amortization	2,687	87	10	44	141	95	2,923
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,262	79	59	2	140	13	4,415

	June 30, 2020
	Innovation
	Platform	Commercial Platform
	Drug	Prescription
	R&D	Drugs	Consumer Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total

	(in US$’000)
Total assets	77,662	138,805	35,067	13,269	187,141	260,759	525,562
Property, plant and equipment	19,568	394	60	257	711	562	20,841
Right-of-use assets	2,697	1,901	50	234	2,185	401	5,283
Leasehold land	1,084	—	—	—	—	—	1,084
Goodwill	—	2,681	407	—	3,088	—	3,088
Other intangible asset	—	241	—	—	241	—	241
Investments in equity investees	512	78,289	28,165	—	106,454	—	106,966

	Six Months Ended June 30, 2019
	Innovation
	Platform	Commercial Platform
	Drug	Prescription
	R&D	Drugs	Consumer Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total

	(in US$’000)
Revenue from external customers	7,308	77,327	6,192	11,370	94,889	—	102,197
Interest income	205	30	16	2	48	2,808	3,061
Equity in earnings of equity investees, net of tax	176	21,027	6,105	—	27,132	—	27,308
Segment operating (loss)/profit	(67,179)	26,577	6,585	973	34,135	(7,261)	(40,305)
Interest expense	—	—	—	—	—	688	688
Income tax expense	120	624	138	142	904	1,438	2,462
Net (loss)/income attributable to the Company	(67,133)	25,135	5,542	385	31,062	(9,298)	(45,369)
Depreciation/amortization	2,191	80	11	45	136	78	2,405
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,300	2,624	9	3	2,636	7	5,943

	December 31, 2019
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total

	(in US$’000)
Total assets	97,784	131,881	27,354	12,469	171,704	195,634	465,122
Property, plant and equipment	19,422	424	65	300	789	644	20,855
Right-of-use assets	2,445	2,102	15	349	2,466	605	5,516
Leasehold land	1,110	—	—	—	—	—	1,110
Goodwill	—	2,705	407	—	3,112	—	3,112
Other intangible asset	—	275	—	—	275	—	275
Investments in equity investees	447	76,226	22,271	—	98,497	—	98,944

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC was US$157,000 and US$1,857,000 for the six months ended June 30, 2020 and 2019.

There were two customers which accounted for over 10% of the Group's revenue for the six months ended June 30, 2020. There was one customer which accounted for over 10% of the Group’s revenue for the six months ended June 30, 2019.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of segment operating loss to net loss is as follows:

	Six Months Ended
	June 30,
	2020	2019

	(in US$’000)
Segment operating loss	(45,703)	(40,305)
Interest expense	(511)	(688)
Income tax expense	(2,032)	(2,462)
Net loss	(48,246)	(43,455)

20. Note to Condensed Consolidated Statements of Cash Flows

Reconciliation of net loss for the period to net cash used in operating activities:

	Six Months Ended
	June 30,
	2020	2019

	(in US$’000)
Net loss	(48,246)	(43,455)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	2,923	2,405
Share-based compensation expense—share options	3,006	4,127
Share-based compensation expense—LTIP	3,961	1,370
Equity in earnings of equity investees, net of tax	(30,366)	(27,308)
Dividends received from equity investees	35,321	18,173
Changes in right-of-use assets	205	(929)
Other adjustments	(740)	1,107
Changes in working capital
Accounts receivable—third parties	(3,205)	(2,562)
Inventories	1,171	(2,113)
Accounts payable	1,910	520
Other payables, accruals and advance receipts	7,313	14,606
Lease liabilities	(334)	764
Other changes in working capital	(1,295)	3,250
Total changes in working capital	5,560	14,465
Net cash used in operating activities	(28,376)	(30,045)

21. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to compel Luye to comply with its obligations under the distribution agreement, or alternatively compensate the Group’s damages. The legal proceedings are still in progress. Accordingly, no adjustment has been made to Seroquel-related balances as at June 30, 2020, including accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million, US$1.0 million, US$0.9 million and US$1.1 million respectively.

22. Subsequent Events

The Group evaluated subsequent events through July 30, 2020, which is the date when the interim unaudited condensed consolidated financial statements were issued.

In July 2020, the Company issued (1) 20,000,000 ordinary shares and (2) warrants to a third party for gross proceeds of US$100 million. The warrants allow the third party to purchase up to 16,666,670 ordinary shares within 18 months of the issuance date for an exercise price of US$6.00 per ordinary share, or an additional US$100 million if fully exercised.

In July 2020, the Group entered into an amendment to the 2013 licensing, co-development and commercialization agreement with

Eli Lilly and Company (“Lilly”) relating to the expansion of the Group’s role in the commercialization of fruquintinib (Elunate) across all of China, and Lilly will pay the Group in the form of royalties, manufacturing costs and service payments.